EXHIBIT 23 (A) (II)




                             ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                         BRIDGES INVESTMENT FUND, INC.

     Pursuant to the provisions of the Nebraska Business Corporation Act, Bridges Investment Fund, Inc., a Nebraska corporation (the "Corporation"), hereby amends its Articles of Incorporation as follows:

     FIRST:  The name of the corporation is Bridges Investment Fund, Inc.

     SECOND: The Articles of Incorporation of the Corporation, as previously amended on February 17, 1970, November 16, 1976, February 21, 1984, February 16, 1988, and February 15, 1994, were amended at the Corporation's Annual Meeting of Shareholders held on February 20, 2001, in the manner prescribed by the Nebraska Business Corporation Act, by amending Article VI of the Articles of Incorporation to read as follows:

                                  "ARTICLE VI

          The total authorized capital stock of the Corporation is 6,000,000 shares with a par value of one dollar ($1.00) per share."

     THIRD: The number of outstanding shares, number of votes entitled to be cast and the number of votes indisputably represented at the meeting was:

    Outstanding Shares     Votes Entitled to be Cast     Votes Represented at
                                                               Meeting


        1,856,231.446               1,855,830                1,428,966



     FOURTH: The total number of undisputed votes cast for and against the amendment was:

                    Votes For      Votes Against       Votes Abstaining

                    1,384,364           4,117               40,485


Dated this 22nd day of February, 2001.

                              BRIDGES INVESTMENT FUND, INC.




                              /s/ Edson L. Bridges III______
                              Edson L. Bridges III, President










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